                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                            (Amendment No. 1)*FINAL

                    Under the Securities Exchange Act of 1934



                               HELIONETICS, INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, No Par Value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   423276609
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                      (CUSIP Number of Class of Securities)


                           Michael J. Kaplan, Esq.
                               General Counsel
                       Individual Investor Group, Inc.
                          1633 Broadway, 38th Floor
                          New York, New York 10019
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                  Check the following box if a fee is being paid with this statement: [ ] (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial owenership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                            I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         0 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     0 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.            ID#13-3729429


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         0 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     0 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No.  423276609

 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                    I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         0 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     0 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.         Security and Issuer.

                  This Statement on Schedule 13D, dated November 13, 1996, relates to the common stock, no par value (the "Common Stock") of Helionetics, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is Amendment #1 to the original filing in this Statement dated November 5, 1996, and this Statement is made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., and WisdomTree Capital Management, Inc. The address of the principal executive office of the Company is 6849 Hayvenhurst Avenue, Van Nuys, California 91406. As reported in its Form 10-Q for the fiscal quarter ended June 30, 1996, as of July 31, 1996 the Company had 5,200,420 shares of Common Stock outstanding.

Item 5.         Interest in Securities of the Issuer.

(a) As of the close of business on November 12, 1996, WTAssociates was the record owner and had direct beneficial ownership of 0 shares, or 0%, of the outstanding Common Stock.

                  As of the close of business on November 12, 1996, WTOffshore was the record owner and had direct beneficial ownership of 0 shares, or 0% of the outstanding Common Stock.

(b) To the best knowledge of the Reporting Entities, as of the date hereof, no person or entity included in Item 2 shares in the power to vote or direct the vote or the power to dispose or direct the disposition of any shares of Common Stock.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last sixty (60) days and not previously reported on this Statement is set forth in Exhibit A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Exhibit A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the person or entities included in Item 2.

(d)               Not applicable.

(e)               Not applicable.

Item 7.         Material to be Filed as Exhibits.

                Exhibit A -  Transactions in Common Stock



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                                 SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1996        WISDOMTREE ASSOCIATES, L.P.

                                 By: Wisdom Tree Capital Management, Inc. General Partner


                                 By:          /s/ Scot Rosenblum
                                          Name:  Scot Rosenblum
                                          Title: Vice President


Dated:  November 13, 1996        WISDOMTREE OFFSHORE, LTD.

                                 By:           /s/ Scot Rosenblum
                                          Name:  Scot Rosenblum
                                          Title: Director


Dated:  November 13, 1996        WISDOMTREE CAPITAL MANAGEMENT, INC.

                                 By:           /s/ Scot Rosenblum
                                          Name:  Scot Rosenblum
                                          Title: Vice President

EXHIBIT A

WisdomTree Associates, L.P.

Date              Per Share $ Price         # Shares Acquired (Disposed)

11/05/96          1.00                      10,000
11/06/96          1.00                      10,000
11/07/96           .98                      27,500
11/08/96          1.00                       5,000
11/12/96           .40                      (410,500)


WisdomTree Offshore, Ltd.

Date              Per Share $ Price         # Shares Acquired (Disposed)

11/12/96          .40                       (25,000)